希慎興業有限公司
Hysan Development Company Limited

Hysan希慎

RECEIVED

2008 MAY 27 P 2:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L136-08cc/sal
Your Ref :

15 May 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

08002816

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- **Announcement of Poll Results at the Annual General Meeting 2008**
- **Announcement of Board Change Effective as from Conclusion of Annual General Meeting**
- **Announcement of Final Dividend for the Year Ended 31 December 2007 Option to Receive Shares in Lieu of Cash Dividend Calculation of Market Value**

We, a company incorporated in Hong Kong, furnish a copy of each of the subject announcements dated 14 May 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

PROCESSED
MAY 29 2008
THOMSON REUTERS

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLU

Hysan 希慎
Hysan Development Company Limited
希慎興業有限公司
(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

Poll Results at the Annual General Meeting 2008

At the Annual General Meeting of shareholders of Hysan Development Company Limited (the "Company") held on 14 May 2008 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 31 March 2008.

As at the date of the AGM, the total number of issued shares entitling the holders to attend and vote for or against all resolutions is 1,037,573,423. There were no restrictions on shareholders to cast votes on the proposed resolutions at the AGM.

All resolutions were approved by shareholders and the poll results were as follows:

Ordinary Resolutions		No. of Votes (%)	
		For	Against
1.	To receive and consider the Statement of Accounts for the year ended 31 December 2007 and the Reports of the Directors and Auditor thereon.	642,118,379 (99.9874%)	80,855 (0.0126%)
2.	To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2007.	653,805,345 (99.9978%)	14,148 (0.0022%)
3.	i) To re-elect Mr. Peter Ting Chang Lee as Director.	652,415,671 (99.7854%)	1,402,822 (0.2146%)
	ii) To re-elect Sir David Akers-Jones as Director.	652,733,705 (99.8341%)	1,084,788 (0.1659%)
	iii) To re-elect Mr. Tom Behrens-Sorensen as Director.	652,724,467 (99.8348%)	1,079,788 (0.1652%)
	iv) To re-elect Mr. Chien Lee as Director.	651,066,208 (99.5817%)	2,734,822 (0.4183%)
	v) To re-elect Mr. Ricky Tin For Tsang as Director.	652,398,208 (99.7086%)	1,906,822 (0.2914%)
	vi) To re-elect Ms. Wendy Wen Yee Yung as Director.	652,344,208 (99.7854%)	1,402,822 (0.2146%)
4.	To re-appoint Deloitte Touche Tohmatsu as Auditor of the Company at a fee to be agreed by the Directors.	653,764,302 (99.9916%)	55,191 (0.0084%)
5.	To give Directors a general mandate to issue and dispose of additional shares in the Company not exceeding 10%, where the shares are to be allotted wholly for cash, and in any event 20%, of its issued share capital.[#]	477,673,479 (73.0602%)	176,134,947 (26.9398%)
6.	To give Directors a general mandate to repurchase shares in the Company not exceeding 10% of the issued share capital.[#]	653,280,767 (99.9189%)	529,935 (0.0811%)

[#] Please refer to the Notice of AGM for the full text of the resolutions

Messrs. Deloitte Touche Tohmatsu, the auditor of the Company, have acted as the scrutineer and compared the poll results summary prepared by Tricor Standard Limited to the poll forms collected and provided by Tricor Standard Limited. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr.Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.

On behalf of the Board
Wendy Wen Yee Yung
Executive Director and Company Secretary

Hong Kong, 14 May 2008

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

BOARD CHANGE EFFECTIVE AS FROM CONCLUSION OF ANNUAL GENERAL MEETING

Retirement of Mrs. Pauline Wah Ling Yu Wong as Executive Director

The Company announces that Mrs. Pauline Wah Ling Yu Wong, Executive Director, retired by rotation pursuant to the Articles of Association as from the conclusion of the AGM on Wednesday, 14 May 2008. She will remain as Senior Advisor to the Company. Mrs. Wong has joined the Company for 27 years and has been a Board member for more than 16 years. The Board wishes to thank Mrs. Wong for her contributions to the Board and the Company.

The Board is not aware of any disagreement between Mrs. Wong and the Board nor any other matter in respect of her retirement that needs to be brought to the attention of the shareholders of the Company.

Definitions

Unless the context otherwise requires, capitalised terms used in this announcement shall have the following meanings:

"AGM"	the Annual General Meeting of the Company held on 14 May 2008;
"Articles of Association"	the articles of association of the Company (as amended from time to time);
"Board"	the board of Directors of the Company;
"Company"	Hysan Development Company Limited, a company incorporated with limited liability in Hong Kong Special Administrative Region of the People's Republic of China; and
"Directors"	the directors from time to time of the Company.

On behalf of the Board
Wendy Wen Yee Yung
Executive Director and Company Secretary

Hong Kong, 14 May 2008

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.

RECEIVED
2008 MAY 27 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2007 OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND CALCULATION OF MARKET VALUE

At the Annual General Meeting of shareholders of Hysan Development Company Limited (the "Company") held on 14 May 2008, an ordinary resolution had been passed to declare a final dividend of HK48 cents per ordinary share (the "Share(s)") in the capital of the Company, payable to shareholders whose names appeared on the Register of Members on that day. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each (the "New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value (as defined hereafter) of a New Share.

The market value, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the 5 consecutive Stock Exchange dealing days commencing on Wednesday, 7 May 2008 (the first day the Shares traded ex-dividend) has been determined to be HK$23.10 per Share (the "Market Value").

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 14 May 2008 x HK48 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$23.10)}} = \text{Maximum number of New Shares (rounded down to the nearest whole number)}$$

Fractions of New Shares will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders on or about Wednesday, 21 May 2008. Shareholders with registered addresses in certain jurisdictions as specified in the circular will be excluded from receiving the form of election and will only receive the final dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange on account either of the legal restrictions under the

laws of the relevant place or of the requirements of the relevant regulatory body or stock exchange in that place. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election in accordance with the instructions printed thereon and return it to the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Wednesday, 11 June 2008. Shareholders who wish to receive the whole of the final dividend in cash should NOT complete the form of election. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Wednesday, 18 June 2008 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company). The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the final dividend for the year ended 31 December 2007.

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.

On behalf of the Board
Wendy Wen Yee Yung
Executive Director and Company Secretary

Hong Kong, 14 May 2008

END